SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          AMENDMENT NO 1 TO FORM N-8B-2
                               FILE NO. 811-09515


                               DATED July 30, 1999

REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS WHICH ARE CURRENTLY ISSUING SECURITIES

Pursuant to Section 8(b) of the Investment Company Act of 1940

American Enterprise Variable Life Account

Issuer of Periodic Payment Plan Certificates

C/O American Enterprise Life Insurance Company
80 S. Eighth Street
P.O. Box 534
Minneapolis, Minnesota 55440-0534

                                       I.

                      ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and Internal Revenue Service Employer Identification Number.

          American Enterprise Variable Life Account (Hereinafter called "the Variable Account").

          The Variable Account does not have an IRS Employer Identification Number.

     (b) Furnish title of each class or series of securities issued by the trust.

          Policy 4 - Flexible Premium Variable Universal Life Insurance Policy (SIG-VUL)

2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

     American Enterprise Life Insurance Company ("American  Enterprise Life") 80
     S. Eighth Street, P.O. Box 534, Minneapolis, MN 55440-0534 IRS Employer #94-27-86905

3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

     Not applicable.

4.   Furnish name and principal  business  address and zip code and the Internal
     Revenue   Service   Employer   Identification   Number  of  each  principal
     underwriter currently distributing securities of the trust.

     As of the date of the original registration statement, no policies were being distributed. American Enterprise Life is the exclusive distributor of the policies currently being distributed and may be deemed to be the principal underwriter thereof.

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

     Indiana

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

          The Variable Account was established as a separate account of American Enterprise Life pursuant to a resolution of the Board of Directors of American Enterprise Life adopted on July 15, 1987.

          The Variable Account will continue in existence until its complete liquidation and the distribution of its assets to the persons entitled to receive them.

     (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

          There is no separate Custodian Agreement. The assets of the Variable Account will be held by American Enterprise Life as a separate account for the exclusive benefit of Owners having an interest therein.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

     The name of the Variable Account has never been changed.

8.   State the date on which the fiscal year of the trust ends.

     The fiscal year of the Variable Account ends December 31.

Material Litigation

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceedings and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

     A number of lawsuits have been filed against life and health insurers In jurisdictions in which American Enterprise Life and AEFC do business involving insurers' sale practices, alleged agent misconduct, failure to properly supervise agents, and other matters. American Enterprise Life and AEFC, like other life and health insurers, from time to time are involved in such litigation. On October 13, 1998 an action entitled Richard Thoresen and Elizabeth Thoresen vs. AEFC, American Partners Life Insurance Company, American Enterprise Life Insurance Company, American Centurion Life assurance Company, IDS Life Insurance Company and IDS Life Insurance Company of New York was commenced in Minnesota State Court. The action was brought by individuals who purchased an annuity in a qualified plan. They allege that the sale of annuities in tax-deferred contributory retirement investment plans (e.g. IRAs) is never appropriate. The plaintiffs purport to represent a class consisting of all persons who made similar purchases. The plaintiffs seek damages in an unspecified amount. American Enterprise Life also is a defendant in various other lawsuits. In American Enterprise Life's opinion, none of these lawsuits will have a material adverse effect on our financial condition.

                                       II.

          GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

General Information Concerning the Securities of the Trust and the of Holders

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

     (a)  Whether the securities are of the registered or bearer type.

     The Policies are of the registered type insofar as each Policy is personal to the Owner, the records concerning the Owner are maintained by American Enterprise Life, and ownership cannot be transferred except upon notice to American Enterprise Life.

     (b)  Whether the securities are of the cumulative or distributive type.

     The Policies are of the cumulative type, providing for no distribution of income, dividends or capital gain, except in connection with surrender or payment of proceeds upon the death of the Insured.

     The Policy is non-participating.

     (c)  The  rights  of  security   holders  with  respect  to  withdrawal  or
          redemption.

     Policy 1

     The policy may be returned for any reason and the owner will receive a refund of policy value and policy, less indebtedness, plus any premium expense charges or monthly deduction taken. To do so, the owner must mail or deliver the policy to American Enterprise Life or their sales representative with a written request for cancellation by the 10th day after you receive it. On the date the request is postmarked or received, the policy will immediately be considered void from the start.

     If the owner surrenders the policy or the policy lapses during the first 15 policy years and in the 15 years following an increase in specified amount a surrender charge will be assessed. It reimburses American Enterprise Life for costs of issuing the policy, such as processing the application (primarily underwriting) and setting up computer records. It also partially pays for sales representative commissions, advertising and printing the prospectus and sales literature.

     The surrender charge for the initial specified amount will be shown in the policy. It is based on the insured's insurance age, sex, risk classification and initial specified amount. The surrender charge for the initial specified amount will decrease annually until it is zero at the beginning of the 16th policy year. If the specified amount is increased, an additional surrender charge will apply. The additional surrender charge will be shown in a revised policy. It will be based on the insured's attained insurance age, sex, risk classification and the amount of the increase. The additional surrender charge will decrease annually until it is zero at the beginning of the 16th year following the increase.

     The following example illustrates how we calculate the surrender charge for a male, insurance age 35 qualifying for nonsmoker rates. We assume the specified amount to be $100,000.

   Lapse or surrender
       during year               Surrender Charge

            1
            2
            3
            4
            5
            6
            7
            8
            9
           10
           11
           12
           13
           14
           15
           16+                           0

The amounts shown decrease on an annual basis.

The maximum surrender charge is the rate from the table below multiplied by the number of thousands of dollars of initial specified amount. For example, a male age 20 with a nonsmoker risk classification and an initial specified amount of $50,000 will have a surrender charge of $___ multiplied by 50 or $____. As another example, a female age 75 with a smoker risk classification and an initial specified amount of $5,000,000 will have a surrender charge of $____ multiplied by 5,000 or $____.

                                Surrender Charges

 Age    Male Standard Male Nonsmoker      Female Standard  Female Nonsmoker

   0
   1
   2
   3
   4
   5
   6
   7
   8
   9
  10
  11
  12
  13
  14
  15
  16
  17
  18
  19
  20
  21
  22
  23
  24
  25
  26
  27
  28
  29
  30
  31
  32
  33
  34
  35
  36

 Age    Male Standard Male Nonsmoker      Female Standard  Female Nonsmoker
  37
  38
  39
  40
  41
  42
  43
  44
  45
  46
  47
  48
  49
  50
  51
  52
  53
  54
  55
  56
  57
  58
  59
  60
  61
  62
  63
  64
  65
  66
  67
  68
  69
  70
  71
  72
  73
  74
  75

   Age    Male Standard Male Nonsmoker      Female Standard  Female Nonsmoker
    76
    77
    78
    79
    80
    81
    82
    83
    84
    85

     If the owner surrenders part of the value of the policy, they will be charged $25 (or 2% of the amount surrendered, if less). This fee is guaranteed not to increase for the duration of your policy.

     The owner may surrender the policy in full or in part by written or telephone request. American Enterprise Life will process your surrender request at the end of the valuation period during which your request is received. American Enterprise Life may require that the owner return your policy.

     American Enterprise Life will normally process your payment within seven days; however, it reserves the right to defer payment.

     If the owner surrenders the policy totally, they receive its cash surrender value -- the policy value minus outstanding indebtedness and applicable surrender charges. We will compute the value of each subaccount as of the end of the valuation period during which your request is received.

     After the first policy year, the owner may surrender any amount from $500 up to 90% of the policy's cash surrender value. (Partial surrenders by telephone are limited to $50,000.) The owner will be charged a partial surrender fee, described under "Loads, fees and charges."

     Unless the owner specifies otherwise, American Enterprise Life will make partial surrenders from the fixed account and subaccounts on a pro-rata basis at the end of the valuation period during which your request is received. In determining these proportions, American Enterprise Life first subtracts the amount of any outstanding indebtedness from the fixed account value.

(d) The rights of security holders with respect to conversion, transfer, partial redemption and similar matters.

     Policy 1

     Effect of partial surrenders:

          o The policy value will be reduced by the amount of the partial surrender and fee.

          o The death benefit will be reduced by the amount of the partial surrender and fee, or, if the death benefit is based on the applicable percentage of policy value, by an amount equal to the applicable percentage times the amount of the partial surrender.

          o A partial surrender may terminate the no lapse guarantee. The surrender amount is deducted from total premiums paid, which may reduce the total below the level required to keep the no lapse guarantee in effect.

          o If Option 1 is in effect, the specified amount will be reduced by the amount of the partial surrender and fee. American Enterprise Life will deduct this decrease from the current specified amount.

          o If Option 2 is in effect, a partial surrender does not affect the specified amount.

     Transfers between the fixed account and subaccounts

     The owner may transfer policy values from one subaccount to another or between subaccounts and the fixed account. For most transfers, American Enterprise Life will process the transfer request at the end of the valuation period during which your request is received. There is no charge for transfers. Before transferring policy value, the owner should consider the risks involved in switching investments.

     American Enterprise Life may suspend or modify the transfer privilege at any time with the necessary approval of the Securities and Exchange Commission. Transfers involving the fixed account are subject to the restrictions below.

          Fixed account transfer policies

          o Transfers from the fixed account must be made during a 30-day period starting on a policy anniversary, except for automated transfers, which can be set up at any time for transfer periods the owner chooses subject to certain minimums.

          o If American Enterprise Life receives the request to transfer funds from the fixed account within 30 days before the policy anniversary, the transfer will become effective on the anniversary.

          o If American Enterprise Life receives the request on or within 30 days after the policy anniversary, the transfer will be effective on the day American Enterprise Life receives it.

          o American Enterprise Life will not accept requests for transfers from the fixed account at any other time.

          o If the owner have made a transfer from the fixed account to one or more subaccounts, they may not make a transfer from any subaccount back to the fixed account until the next policy anniversary. American Enterprise Life will waive this limitation once during the first two policy years if the owner exercises the policy's right to exchange provision.

     Minimum transfer amounts

     From a subaccount to another subaccount or the fixed account:

     For mail and phone transfers, $250 or the entire subaccount balance, whichever is less.

     o   For automated transfers, $50.

     From the fixed account to a subaccount:

     o $250 or the entire fixed account balance minus any outstanding indebtedness, whichever is less.

     o    For automated transfers -- $50.

     Maximum transfer amounts

     From a subaccount to another subaccount or the fixed account:
     o   Entire subaccount balance.

     From the fixed account to a subaccount:
     o   Entire fixed account balance minus any outstanding indebtedness.

     Maximum number of transfers per year

     American Enterprise Life reserves the right to limit mail and telephone transfers to 12 per policy year. Twelve automated transfers per policy are allowed.

     Two ways to request a transfer, loan or surrender

     The owner must provide their name, policy number, Social Security Number or Taxpayer Identification Number when they request a transfer.

     1 By letter

     Regular mail:

     American Enterprise Life Insurance Company
     80 S. Eighth Street
     P.O. Box 534
     Minneapolis, MN 55440-0534

     Express mail:
     American Enterprise Life Insurance Company
     Attention: Unit 829
     733 Marquette Ave.
     Minneapolis, MN 55402

     2 By phone

     [Call between 7 a.m. and 6 p.m. Central Time:
     1-800-333-3437 (toll free) or
     (612) 671-7700 Minneapolis
     TTY service for the hearing impaired:
     1-800-285-8846 (toll free)]

     [to be filed by amendment]

     o American Enterprise Life answers phone requests promptly, but the owner may experience delays when call volume is unusually high. If the owner is unable to get through, use mail procedure as an alternative.

     o American Enterprise Life will honor any telephone transfer or surrender request believed to be authentic and will use reasonable procedures to confirm that they are. These include asking identifying questions and tape recording calls. As long as these procedures are followed, neither American Enterprise Life nor its affiliates will be liable for any loss resulting from fraudulent requests.

     o Telephone transfers are automatically available. The owner may request that telephone transfers not be authorized from their account by writing American Enterprise Life.

     Automated transfers

     In addition to written and phone requests, the owner can arrange to have policy value transferred from one account to another automatically. Their sales representative can help them set up an automated transfer.

     Automated transfer policies:

     o    Minimum automated transfer: $50

     o Only one automated transfer arrangement can be in effect at any time. Policy values may be transferred to one or more subaccounts and the fixed account but can be transferred from only one account.

     o    The owner can start or stop this service by written request. They must
          allow  seven  days  for  American   Enterprise   Life  to  change  any
          instructions that are currently in place.

     o Automated transfers from the fixed account may not exceed an amount that, if continued, would deplete the fixed account within 12 months.

     o If the owner has made a transfer from the fixed account to one or more subaccounts, they may not make a transfer from any subaccount back to the fixed account until the next policy anniversary.

     o If the request is submitted with an application for a policy, it will not take effect until the policy is issued.

     o If the value of the account from which policy value is being transferred is less than the $50 minimum, the transfer arrangement will automatically be stopped.

     o Automated transfers are subject to all other policy provisions and terms including provisions relating to the transfer of money between the fixed account and the subaccounts.

     Exchange right

     For two years after the policy is issued, the owner can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all the owner needs to do is transfer all of the policy value in the subaccounts to the fixed account. American Enterprise Life will automatically credit all future premium payments to the fixed account unless the owner requests a different allocation.

     Such transfer will not count against the 12-transfers-per-year limit. Also, any restrictions on transfers into the fixed account will be waived.

     There will be no effect on the policy's death benefit, specified amount, net amount at risk, risk classification(s) or issue age. Only the method of funding the policy value will be affected.

     In Connecticut, during the first 18 months after the policy is issued, the owner has the right to exchange the policy for a policy of permanent fixed benefit life insurance American Enterprise Life is then offering.

     American Enterprise Life will not require evidence of insurability. American Enterprise Life will require that:

     1.  this policy is in force; and
     2.  the owner's request is in writing; and
     3.  the owner repay any existing indebtedness.

     The new policy will have the same initial death benefit, policy date and issue age as this policy. The premium for the new policy will be based on American Enterprise Life's rates in effect on its policy date for the same class of risk as under this policy.

     American Enterprise Life will inform you of the premium for the new policy and any extra sum required or allowance to be made for a cash surrender value adjustment that takes appropriate account of the values under both this policy exceeds the cash surrender value of the new policy, the excess will be sent to the owner. If the cash surrender value of this policy is less than the cash surrender value of the new policy, you will be required to send American Enterprise Life the shortage amount for this exchange to be completed.

     (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

     Policy 1

     Keeping the policy in force

     No lapse guarantee

     The NLG provides that the policy will remain in force for 5 policy years even if the cash surrender value is insufficient to pay the monthly deduction. The NLG will stay in effect as long as:

         o        the sum of premiums paid; minus
         o        partial surrenders; minus
         o        outstanding indebtedness; equals or exceeds
         o        the minimum monthly premiums due since the policy date

     The minimum monthly premium is shown in the policy.

     If, on a monthly date, the owner has not paid enough premiums to keep the no lapse guarantee in effect, the no lapse guarantee will terminate. In addition, the policy will lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction.

     Grace period

     If on a monthly date the cash surrender value of the policy is less than the amount needed to pay the next monthly deduction and the NLG is not in effect the owner will have 61 days to pay the required premium amount. If the owner does not pay the required premium, the policy will lapse.

     American Enterprise Life will mail a notice to their last known address, requesting payment of a premium needed to keep the policy in force. If American Enterprise Life receives this premium before the end of the 61-day grace period, it will use the payment to cover all monthly deductions and any other charges then due. American Enterprise Life will add any balance to the policy value and allocated in the same manner as other premium payments.

     If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. If the insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit.

     Reinstatement

     Your policy may be reinstated within five years after it lapses, unless you surrendered it for cash. To reinstate, American Enterprise Life will require:

     o    a written request;

     o evidence satisfactory to American Enterprise Life that the insured remains insurable;

     o    payment of the required reinstatement premium and

     o    payment or reinstatement of any indebtedness.

     The reinstatement premium is the required premium to reinstate the policy.

     The effective date of a reinstated policy will be the monthly date on or next following the day American Enterprise Life accepts your application for reinstatement. The suicide period will apply from the effective date of reinstatement (except in Georgia, Nebraska, Oklahoma, Pennsylvania, South Carolina, Tennessee, Utah and Virginia). Surrender charges will also be reinstated.

     American Enterprise Life will have two years from the effective date of reinstatement to contest the truth of statements or representations in the reinstatement application.

     (f) substance of any provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

     [to be filed by amendment]

     (g) Whether security holders must be given notice of any change in:

     (1) the composition of the assets of the trust.

     American Enterprise Life may change the funds from which the subaccounts buy shares if: the existing funds become unavailable, or in the judgment of American Enterprise Life, the funds are no longer suitable for the subaccounts. If these situations occur, American Enterprise Life have the right to substitute the funds held in the subaccounts for other registered, open-end management investment companies as long as American Enterprise Life believe it would be in the best interest of persons having voting rights under the policies.

     In the event of any such substitution or change, American Enterprise Life may, without the consent or approval of owners, amend the policy and take whatever action is necessary and appropriate. However, American Enterprise Life will not make any substitution or change without any necessary approval of the SEC or state insurance departments. American Enterprise Life will notify owners within five days of any substitution or change.

     (2) the terms and conditions of the securities issued by the trust.

     No change in the terms and conditions of an issued and outstanding Policy can be made without the consent of the Owner, other than as set forth in paragraph (1) above.

     (3) the provisions of any indenture or agreement of the trust.

         Not applicable.

     (4) the identity of the depositor, trustee or custodian.

         There is no provision requiring notice to, or consent of, the Owners with respect to any change in the identity of the Variable Account's depositor. However, American Enterprise Life's obligations under the Policy cannot be transferred to any other entity without the consent of the Owner.

     (h) Whether the consent of security holder for action to be taken concerning any change in:

     (1) the composition of the assets of the trust.

     Consent of the Owners is not required when changing the underlying securities of any of the Subaccounts. However, to change these securities, approval of the Securities and Exchange Commission is required in compliance with Section 26(b) of the Investment Company Act of 1940.

     (2) the terms and conditions of the securities issued by the trust.

     No change in the terms and conditions of the Policy may be made without the consent of the Owner, except as provided in paragraph (1) above.

     (3) the provisions of any indenture or agreement of the trust.

     Not applicable.

     (4) the identity of the depositor, trustee or custodian.

     The answer to Item 10(g)(4) is incorporated by reference.

     (i) Any other  principal  feature of the securities  issued by the trust or
     any  other  principal  right,   privilege  or  obligation  not  covered  by
     subdivisions (a) to (g) or by any other item in this form.

     Policy 1

     Premiums

     Payment of premiums:
     In applying for the policy, the owner must decide how much they intend to pay and how often they will make payments. During the first several policy years until the policy value is sufficient to cover the surrender charge, American Enterprise Life requires that premiums sufficient to keep the no lapse guarantee in effect be paid to keep the policy in force.

     The owner may schedule payments annually, semiannually or quarterly. (Payment at any other interval must be approved by American Enterprise Life.) American Enterprise Life shows this premium schedule in the policy.

     The scheduled premium serves only as an indication of the owner's intent as to the frequency and amount of future premium payments. The owner may skip scheduled premium payments at any time if the cash surrender value is sufficient to pay the monthly deduction or if sufficient premiums have been paid to keep the no lapse guarantee in effect.

     The owner may also change the amount and frequency of scheduled premium payments by written request. American Enterprise Life reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

     Although the owner has flexibility in paying premiums, the amount and frequency of the payments will affect the policy value, cash surrender value and length of time the policy will remain in force, as well as affect whether the no lapse guarantee remains in effect.

     Premium limitations:
     The owner may make unscheduled premium payments at any time and in any amount of at least $25. American Enterprise Life reserves the right to limit the number and amount of unscheduled premium payments. No premium payments, scheduled or unscheduled, are allowed on or after the insured's attained insurance age 100.

     Also, in order to receive favorable tax treatment under the Code, premiums paid during the life of the policy must not exceed certain limitations. To comply with the Code, American Enterprise Life can either refuse excess premiums as they are paid or refund excess premiums with interest no later than 60 days after the end of the policy year in which they were paid.

     Allocation of premiums:
     As of the policy date, American Enterprise Life will allocate the net premiums to the account(s) the owner has selected in their application. At that time, American Enterprise Life will begin to assess the various loads, fees, charges and expenses.

     American Enterprise Life converts any amount that the owner allocates to a subaccount into accumulation units of that subaccount. Similarly, when the owner transfers value between subaccounts, American Enterprise Life converts accumulation units in one subaccount into a cash value, which American Enterprise Life then converts into accumulation units of the second subaccount.

     Insurability: Before issuing the owners policy, American Enterprise Life requires satisfactory evidence of the insurability of the person whose life the owner proposes to insure (the owner or someone else). [American Express Financial Advisor's] underwriting department will review the owner's application and any medical information or other data required to determine whether the proposed individual is insurable under American Enterprise Life's underwriting rules. The owner's application may be declined if American Enterprise Life determines the individual is not insurable and American Enterprise Life will return any premiums the owner has paid.

     Age limit: American Enterprise Life generally will not issue a policy where the proposed insured is over the insurance age of 85. It may, however, do so at its sole discretion.

     Proceeds payable upon death

     American Enterprise Life will pay a benefit to the beneficiary of the policy when the insured dies.

     If that death is prior to the insured's attained insurance age 100, the amount payable is based on the specified amount and death benefit option the owner has selected, as described below, less any indebtedness.

     If the insured's death is on or after the attained insurance age 100, the amount payable is the cash surrender value.

     Option 1 (level amount): Under this option, the policy's value is part of the specified amount. The Option 1 death benefit is the greater of:

     o  the specified amount on the date of the insured's death; or

     o the applicable percentage of the policy value on the date of the insured's death, if that death occurs on a valuation date, or an the next valuation date following the date of death.

     The percentage is designed to ensure that the policy meets the provisions of federal tax law, which require a minimum death benefit in relation to policy value for your policy to qualify as life insurance.

     Option 2 (variable amount): Under this option, the policy value is added to the specified amount. The Option 2 death benefit is the greater of:

     o  the policy value plus the specified amount; or
     o the applicable percentage of policy value on the date of the insureds death, if that death occurs on a valuation date, or on the next valuation date following the date of death.

     Information Concerning the Securities Underlying the Trust's Securities

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which the security holders have an interest.

     The securities to be held in the Subaccounts will be shares of the Funds described in Item 12.

12 If the trust is the issuer of periodic payment plan certificates, and if any underlying securities were issued by another investment company, furnish the following information for each such company:

     (a) Name of Company.

     IDS Life Series Fund, Inc.

     AIM Variable Insurance Funds, Inc.
     Putnam Variable Trust
     Warburg Pincus Trust

     [New funds to be filed by amendment]

     (b) Name and principal address of depositor.

     Investment manager of IDS Life Series Fund, Inc.
     IDS Life Insurance Company
     IDS Tower 10
     Minneapolis, MN 55440

     Investment manager of Putnam Variable Trust:
     Putnam Investment Management, Inc.
     One Post Office Square
     Boston, MA 02109

     Investment adviser of AIM Variable Insurance Funds, Inc.:
     AIM Advisors, Inc.
     11 Greenway Plaza
     Suite 100
     Houston, TX 77046-1173

     Investment adviser of Warburg Pincus Trust
     Warburg Pincus Asset Management
     466 Lexington Avenue
     New York, New York 10017-3147

     [New funds to be filed by amendment]

     (c) Name and principal business address of trustee or custodian.

     For IDS Life Series Fund, Inc.:

     American Express Trust Company
     P.O. Box 534
     Minneapolis, Minnesota 55440-0534

     acts as custodian for the Fund.

     For Putnam Variable Trust:
     Putnam Fiduciary Trust Company, a wholly-owned subsidiary of Putnam Investments, Inc.

     One Post Office Square
     Boston, MA 02109

     acts as custodian for

     For A I M Variable Insurance Funds, Inc.:

     State Street Bank & Trust Co.
     225 Franklin Street
     Boston, MA 02110

     acts as custodian for

     For Warburg Pincus Trust:

     PNC Bank, National Association
     1600 Market Street
     Philadelphia, PA 19103

     acts as custodian for

     (d) Name and principal business address of principal underwriter.

     Not Applicable.

     (e) The period during which the securities of such Company have been the underlying securities.

     IDS Life Series Fund, Inc. commenced operations on January 20, 1986. The International Equity Portfolio commenced operations on October 28, 1994. The Equity Income Portfolio commenced operations on May 3, 1999.

     [New funds to be filed by amendment

     Information Concerning Loads, Fees, Charges and Expenses

13.  (a) Furnish  the  following  information  with  respect to each load,  fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets or the trust's securities are subject:

     (A)  the nature of such load, fee, expense or charge;
     (B)  the amount thereof;
     (C) the name of the person to whom such amounts are paid and his relationship to the trust;
     (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

(1) Principal Payments. (Gross Premium)

------------- ----------------------- ----------------------- ----------------------- -----------------------
Policy 1      Nature of Charge        Amount                  Person to whom          Services
                                                              Paid/Relationship
------------- ----------------------- ----------------------- ----------------------- -----------------------
------------- ----------------------- ----------------------- ----------------------- -----------------------
------------- ----------------------- ----------------------- ----------------------- -----------------------
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Premium Expense Charge  3.0% of premium         American Enterprise     Distribution of
                                      payment.                Life                    policy; State and
                                                                                      governmental taxes
------------- ----------------------- ----------------------- ----------------------- -----------------------
------------- ----------------------- ----------------------- ----------------------- -----------------------

------------- ----------------------- ----------------------- ----------------------- -----------------------
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Administrative Charge   $7 per month.           American Enterprise     Administrative Expense
                                                              Life
------------- ----------------------- ----------------------- ----------------------- -----------------------
------------- ----------------------- ----------------------- ----------------------- -----------------------

------------- ----------------------- ----------------------- ----------------------- -----------------------
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Cost of Insurance       The monthly cost of     American Enterprise     Insurance Protection
                                      insurance rate plus     Life
                                      any other flat extra
                                      insurance charges
                                      times the death
                                      benefit minus the
                                      policy value divided
                                      by 1,000. Cost of
                                      Policy Riders
                                      Determined by nature
                                      and amount of
                                      American Enterprise
                                      Life Optional
                                      Insurance riders
                                      attached to policy.
------------- ----------------------- ----------------------- ----------------------- -----------------------
------------- ----------------------- ----------------------- ----------------------- -----------------------

------------- ----------------------- ----------------------- ----------------------- -----------------------
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Partial                 Surrender  Fee $25 (or 2% of the  American
                                      Enterprise   Transactional   Costs  amount
                                      surrendered, Life if less.)
------------- ----------------------- ----------------------- ----------------------- -----------------------
------------- ----------------------- ----------------------- ----------------------- -----------------------

------------- ----------------------- ----------------------- ----------------------- -----------------------
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Surrender Charge        Determined based on     American Enterprise     Sales, issue and
                                      the insured's           Life                    underwriting expense
                                      insurance age, sex,                             at issue
                                      risk classification
                                      and initial specified
                                      amount. Decreases
                                      annually until it is
                                      zero at the beginning
                                      of the 16th policy
                                      year.
------------- ----------------------- ----------------------- ----------------------- -----------------------





     (2) Underlying Security

------------- ----------------------- ----------------------- ----------------------- -----------------------
              Investment Management   The Money Market        IDS Life                Investment management
              Fee                     Portfolio of American                           and services
                                      Enterprise Life                                 described in Agreement
                                      Series Fund, Inc.
                                      pays a fee on an
                                      annual basis equal to
                                      0.50% of its daily
                                      aggregate average net
                                      assets.

                                      The Equity, Equity Income, Income, Managed and Government Securities Portfolios of
                                      American Enterprise Life Series Fund, Inc.
                                      each pay a fee on an annual basis equal to 0.70% of their aggregate average daily net assets.

                                      The International
                                      Equity Portfolio of
                                      American Enterprise
                                      Life Series Fund,
                                      Inc. pays a fee on an
                                      annual basis equal to
                                      0.95% of its
                                      aggregate average
                                      daily net assets.

                                      Putnam VT New Opportunities Fund Class IA shares pays a fee on an annual basis of 0.58% of its average daily net assets.

                                      Putnam VT High Yield Fund - Class IB shares pays a fee on an annual basis of 0.66% of its average daily net assets.

                                      [New funds to be
                                      filed by amendment]
------------- ----------------------- ----------------------- ----------------------- -----------------------
------------- ----------------------- ----------------------- ----------------------- -----------------------

------------- ----------------------- ----------------------- ----------------------- -----------------------
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Non-Advisory Expense    IDS Life Series Fund,   American Enterprise     Non-Advisory Expenses
              Charges                 Inc. will reimburse     Life                    described in Agreement
                                      American  Enterprise Life for non-advisory
                                      expenses.
------------- ----------------------- ----------------------- ----------------------- -----------------------

     (3) Distributions.

         Not applicable. See paragraph (4) below.

     (4) Cumulated or reinvested distributions or income.

          All investment income and other distributions are reinvested in Fund shares at net asset value.

     (5) Redeemed or liquidated assets.

         Not applicable

     (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

     Policy 1

     See Item 13(a)(1).

     (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

     Policy 1

     Not applicable

     (d) Explain the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee custodian or principal underwriter.

     Not Applicable.

     (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

     Policy 1

     Mortality and expense risk charge

     This charge applies only to the subaccounts and not to the fixed account. It is equal, on an annual basis, to 0.9% of the average daily net asset value of the subaccounts.

     Computed daily, the charge compensates American Enterprise Life for:

          o Mortality risk -- the risk that the cost of insurance charge will be insufficient to meet actual claims.

          o Expense risk -- the risk that the policy fee and the surrender charge may be insufficient to cover the cost of administering the policy.

     Any profit from the mortality and expense risk charge would be available to American Enterprise Life for any proper corporate purpose including, among others, payment of sales and distribution expenses, which we do not expect to be covered by the premium expense charge and surrender charges. American Enterprise Life will make up any further deficit from its general assets.

     (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(b) through the sale or purchase of the trust's securities or interests in underlying securities, and described fully the nature and extent of such profits or benefits.

     Not as principal underwriter or depositor will American Enterprise Life, nor any affiliated person of American Enterprise Life, receive any profit or other benefit not included in the answer to Item 13(a) or 13(b) through the sale or purchase of the policy or fund shares. IDS Life will pay to American Express Financial Corporation a fee equal on an annual basis to 0.25% (0.50% for International Equity Portfolio) of the Fund's average net assets for investment advice relative to the Fund under an Investment Advisory Agreement between American Express Financial Corporation and IDS Life.

     (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust, bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

     Not applicable.

     (h) For life insurance company separate accounts registered as unit investment trusts issuing variable life insurance contracts:

     If proceeds from explicit sales loads will not cover the expected costs of distributing the contracts, identify the source from which the shortfall, if any, will be paid. If any shortfall is to be made up from assets from the Insurance Company's general account, disclose, if applicable, the extent to which any amounts paid by the Insurance Company may consist, among other things, of proceeds derived from mortality and expense risk charges deducted from the account.

     Policy 1

     Mortality and expense risk charge

     This charge applies only to the subaccounts and not to the fixed account. It is equal, on an annual basis, to 0.9% of the daily net asset value of the subaccounts.

     Computed daily, the charge compensates American Enterprise Life for:

     o Mortality risk -- the risk that the cost of insurance charge will be insufficient to meet actual claims.

     o Expense risk -- the risk that the policy fee and the surrender charge may be insufficient to cover the cost of administering the policy.

     Any profit from the mortality and expense risk charge would be available to American Enterprise Life for any proper corporate purpose including, among others, payment of sales and distribution expenses, which American Enterprise Life does not expect to be covered by the premium expense charge and surrender charges. Any further deficit will have to be made up from American Enterprise Life's general assets.

     Information Concerning the Operations of the Trust

14. Describe the procedure with respect to applications (if any), and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     A person desiring to purchase a Policy must complete an application on a form provided by American Enterprise Life and submit it to the Home Office of American Enterprise Life. If the applicant meets the prescribed standards, a Policy will be issued.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     Policy 1

     The Owner selects in the application what specified amount of insurance and the death benefit amount. The Owner also designates a beneficiary; and states how the premiums are to be allocated to among the fixed and/or the subaccounts of the Variable Account. Until the date that an application is approved by [American Express Financial Advisor's] Home Office underwriting department, the premiums received by American Enterprise Life are held in American Enterprise Life's Fixed Account and interest at the current Fixed Account rate is credited on the net premiums (gross premium received minus the Premium Expense Charge). As of the date that American Enterprise Life's Home Office underwriting department approves the application, the net premiums plus interest accrued thereon will be allocated to the Fixed Account and/or one or more of the subaccounts, in accordance with the allocation instructions received from the Owner in the application. At that time, the various loads, fees, charges and expenses will begin to be assessed.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     Policy 1

     The Owner selects in the application what specified amount of insurance and the death benefit amount. The Owner also designates a beneficiary; and states how the premiums are to be allocated to among the fixed and/or the subaccounts of the Variable Account. Until the date that an application is approved by [American Express Financial Advisor's] Home Office underwriting department, the premiums received by American Enterprise Life are held in IDS Life's Fixed Account and interest at the current Fixed Account rate is credited on the net premiums (gross premium received minus the Premium Expense Charge). As of the date that American Enterprise Life's Home Office underwriting department approves the application, the net premiums plus interest accrued thereon will be allocated to the Fixed Account and/or one or more of the Subaccounts, in accordance with the allocation instructions received from the Owner in the application. For amounts allocated to the Subaccounts, American Enterprise Life applies the Policy Value so allocated to the purchase of Fund shares or units of the Trust at their net asset value determined as of the end of the Valuation Period during which the written directions to make the allocation are received by American Enterprise Life at its Home Office. Fund shares or units of the Trust may be redeemed by American Enterprise Life to permit the payment of insurance benefits, amounts requested for surrender, loan payments, interest charges on loans, surrender charges and fees and other purposes contemplated by the Policy.

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

     Any surrender by an Owner may be made by a request in writing to the Home Office of American Enterprise Life. American Enterprise Life will determine the Surrender Value as of the end of the Valuation Period during which the request is received. See the response to item 13(a) for information concerning surrender charges and fees. The Surrender Value will be paid within seven days after the Owner's written request is received by American Enterprise Life at its Home Office, however American Enterprise Life reserves the right to defer any payment of surrender value in excess of the specified amount if:

     o the payments derive from a premium payment made by a check that has not cleared the banking system (we have not collected good payment);

     o   the NYSE is closed (other than customary weekend and holiday closings);

     o in accordance with SEC rules, trading on the NYSE is restricted or, because of an emergency, it is not practical to dispose of securities held in the subaccount or determine the value of the subaccount's net assets.

     Any surrenders of the Policy Value from the Fixed Account may be postponed for up to 6 months, in Policy 1. If American Enterprise Life postpones payment for more than 30 days, it will pay the owner interest on the amount surrendered at an annual rate of 3% for the period of postponement.

     (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

     American Enterprise Life is required to honor surrender requests as described in Items 10(c) and 17(a).

     The Fund is required to redeem Fund shares at net asset value at the request of American Enterprise Life, and to make payment therefor to the Variable Account within seven days of the receipt of the redemption request.

     (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

     A totally surrendered Policy will be canceled.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

     All income and other distributable funds of each Subaccount investing in the Fund are reinvested in shares of the appropriate Fund Portfolio and are added to the assets of that Subaccount.

     (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

     Not applicable.

     (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling the same.

     At the present time, American Enterprise Life does not intend to establish any reserves for federal income taxes which may be attributable to the Variable Account.

     (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed here with. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof.

     Not applicable.

19. Describe the procedure with respect to keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

     American Enterprise Life has primary responsibility for all administration of the Policy and will maintain the records and books of the Variable Account.

     Included in these records are the name, address, taxpayer identification number and other pertinent information for each Owner, and the number and Policy Value records of each Policy. American Enterprise Life will also keep, as custodian, the records of all securities transactions entered into with the Fund and the Trust for the purchase and sale of the Fund shares by the Variable Account.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

     (a) Amendments to such indenture or agreement.

         Not applicable.

     (b) The extension or termination of such indenture or agreement.

         Not applicable.

     (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

         Not applicable.

     (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

         Not applicable.

     (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

         There are no provisions relating to the appointment of a successor depositor.

     (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

         There  are no  provisions  regarding  the  removal  or  resignation  of
     American   Enterprise   Life,  nor  its  failure  to  perform  its  duties,
     obligations, and functions as depositor.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

     Policy 1

     Policy loans

     The Owner may borrow against the policy by written or telephone request. American Enterprise Life will process the loan request at the end of the valuation period during which the request is received. (Loans by telephone are limited to $50,000.)

     Interest rate: The interest rate for policy loans is 6% per year. After the 10th anniversary American Enterprise Life expects to reduce the loan interest to 4% per year. Interest is charged daily and due at the end of the policy year.

     Minimum loan: $500 ($200 for Connecticut residents.)

     Maximum loan:

         o In Texas, 100% of the policy value in the fixed account, minus a pro rata portion of surrender charges.

         o In Alabama, 100% of the policy value minus surrender charges.

         o In all other states, 90% of the policy value minus surrender charges.

     American Enterprise Life will compute the maximum loan value as of the end of the valuation period during which it receives the loan request. The amount available at any time for a new loan is the maximum loan value less any existing indebtedness. When American Enterprise Life computes the amount available American Enterprise Life reserves the right to deduct from the loan value interest for the period until the next policy anniversary and monthly deductions that American Enterprise Life will take until the next policy anniversary.

     Payment of loaned funds: Generally, American Enterprise Life will pay loans within seven days after it receives the request with certain exceptions. "See Deferral of payments.".

     Allocation of loans to accounts: If the owner does not specify whether the loan is to come from the fixed account or the subaccounts, IDS Life will take it from the subaccounts and the fixed account on a pro-rata basis, minus indebtedness. When American Enterprise Life makes a loan from a subaccount, American Enterprise Life redeems accumulation units and tranfers the proceeds into the fixed account. American Enterprise Life will credit the loaned amount with 4.0% annual interest.

     Repayments: American Enterprise Life will allocate to subaccounts and/or the fixed account using the premium allocation percentages in effect unless the owner tells us otherwise. Repayments must be in amounts of at least $25.

     Deferral of payments:
     American Enterprise Life reserves the right to defer payments of cash surrender value, policy loans or variable death benefits in excess of the specified amount if:

     o the payments derive from a premium payment made by a check that has not cleared the banking system (American Enterprise Life has not collected good payment);

     o   the NYSE is closed (other than customary weekend and holiday closings);

     o in accordance with SEC rules, trading on the NYSE is restricted or, because of an emergency, it is not practical to dispose of securities held in the subaccount or determine the value of the subaccount's net assets.

     American Enterprise Life may delay the payment of any loans or surrenders from the fixed account up to six months from the date American Enterprise Life receives the request. If American Enterprise Life postpones the payment of surrender proceeds more than 30 days, it will pay the owner interest on the amount surrendered at an annual rate of 3% for the period of postponement.

     (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

     Policy 1

     Allocation of loans to accounts: If the owner does not specify whether the loan is to come from the fixed account or the subaccounts, American Enterprise Life will take it from the subaccounts and the fixed account in proportion to their values, minus indebtedness. When American Enterprise Life makes a loan from a subaccount, American Enterprise Life redeems accumulation units and the proceeds transferred into the fixed account. American Enterprise Life will credit the loaned amount with 4.0% annual interest.

     Repayments: We will allocate loan repayments to subaccounts and/or the fixed account using the premium allocation percentages in effect unless you tell us otherwise. Repayments must be in amounts of at least $25.

     Overdue interest: If the owner does not pay accrued interest when it is due, American Enterprise Life will increase the amount of indebtedness in the fixed account to cover the amount due. Interest added to a policy loan will be charged the same interest rate as the loan itself. American Enterprise Life will take the interest from the fixed account and subaccounts on a pro-rata basis,

     Effects of policy loans: If the owner does not repay the loan, it will reduce the death benefit and cash surrender value. Even if the owner does repay it, the loan can have a permanent effect on death benefits and policy values, because money borrowed against the subaccounts will not share in the investment results of the relevant fund(s)

     (c) If such loans are made, furnish the aggregate amounts of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

     For Policy 1 there was no outstanding loan balance.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

     Not applicable.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

     [The officers, employees and sales force of American Enterprise Life are bonded in the amount of $100 million, by virtue of a blanket fidelity bond issued by Saint Paul Fire and Marine to American Enterprise Life's parent, American Express Financial Corporation. Saint Paul Fire and Marine provides the first $30 million. An additional $15 million in fidelity coverage is extended by a second policy issued by Vigilant Insurance Co. to the directors, officers, and employees of American Enterprise Life. An additional $20 million in fidelity coverage is extended by a third policy issued by National Union to the directors, officers, and employees of American Enterprise Life. An additional $4 million in fidelity coverage is extended by a fourth policy issued by Saint Paul Fire and Marine to the directors, officers, and employees of American Enterprise Life. An additional $11.5 million in fidelity coverage is extended by a fifth policy issued by Continental to the directors, officers, and employees of American Enterprise Life. An additional $12.5 million in fidelity coverage is extended by a sixth policy issued by Gulf Insurance Company to the directors, officers, and employees of American Enterprise Life. An additional $7 million in fidelity coverage is extended by a final policy issued by Reliance Insurance Company to the directors, officers and employees of American Enterprise Life.]

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

     The Owner may assign the Policy at any time. No such assignment is effective as to American Enterprise Life, however, unless it is filed with American Enterprise Life at its Home Office for recording.

                                      III.

           ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

25. State the form or organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

     American Enterprise Life is a stock life insurance company organized under Minnesota law on August 7, 1957. Prior to April 2, 1973, American Enterprise Life was called Investors Syndicate Life Insurance and Annuity Company.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

     Policy 1

     Not applicable

     (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

     The underlying investment company, IDS Life Series Fund, Inc., pays American Enterprise Life for managing its portfolio, providing administrative services, and serving as transfer agent. [For the fiscal year 1998, the aggregate amount of this management fee was ________.]

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding cessation.

     American Enterprise Life is a stock life insurance company organized under the laws of the state of Indiana in 1981. It conducts a conventional life insurance business and issues the life insurance policies.

     Officials and Affiliated Persons of Depositor

28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with Power to vote 5% or more of the outstanding voting securities of the depositor.

     Not applicable.

     (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

     Directors.

     The directors of American Enterprise Life, together with their principal occupation during the last five years, are shown below.


Name and Address                       Principal Occupation
James E. Choat                         Director and chief executive officer since 1996; senior
IDS Tower 10                           vice-president  -  Institutional Products Group, AEFA, 1994 to 1997;
Minneapolis, MN                        senior vice president, Field management, AEFA, 1993 to 1997.

Richard W. Kling                       Director and chairman of the board since March 1994.
IDS Tower 10
Minneapolis, MN

Paul S. Mannweiler                     Director since 1986. Partner at Locke Reynolds Boyde & Weisell since
IDS Tower 10                           1980.
Minneapolis, MN

Paula R. Meyer                         Director and executive vice president, Assured Assets since ____.
IDS Tower 10
Minneapolis, MN

William A. Stoltzmann Director since September 1989; vice president, general counsel and IDS Tower 10 secretary since 1985. vice president and assistant general counsel, Minneapolis, MN AEFC, since November 1985.

     Principal Officers.

     The following are principal officers of American Enterprise Life. Each officer serves at the pleasure of the Board of Directors.

     Jeffrey S. Horton
     Vice president and treasurer since December 1997; vice President and corporate treasurer, AEFC, since December 1997; controller, American Express Technologies Financial Services, AEFC, from July 1997 to December 1997; Controller, Risk Management Products, AEFC, from June 1990 to May 1994.

Companies Owning Securities of Depositor

29. Furnish as at latest practicable date the following information with respect to each Company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

     American Enterprise Life, an Indiana corporation, is a wholly owned subsidiary of IDS Life Insurance Company (IDS Life), which is wholly-owned subsidiary of American Express Financial Corporation (AEFC); AEFC, a Delaware corporation, is a wholly owned subsidiary of American Express Company.

     Controlling Persons

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42 who directly or indirectly controls the depositor.

     None.

Compensation of Officers and Directors of Depositor Compensation of Officers of Depositor

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration:

     [to be filed by amendment]

     (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries:

     $__________ in total excluding the amount in 31(a).

     (c) indirectly or through subsidiaries to each of the officers or partners of the depositor:

     1998 - $__________.

Compensation of Directors

32. Furnish the following information with respect to the remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a) the aggregate direct remuneration to directors:

     $----------

     (b) indirectly or through subsidiaries to directors:

     See Item 32(a).

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

     Not applicable - see Item 31.

     (b) Furnish the following information with respect to remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) salesmen, sales agents, canvassers and other persons making solicitations but not ln supervisory capacity; (3) administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to the predominant type of work.

     Not applicable - see Item 31.

Compensation to Other Persons

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any persons (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceed $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

     Not applicable - see Item 31.

                                       IV.

                    DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities

35.  Furnish the names of the states in which  sales of the  trust's  securities
     (A) are currently  being made,  (B) are presently  proposed to be made, and
     (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

     [American Enterprise Life currently sells Policy 1, and intends to sell it in the District of Columbia and all states except New York.]

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month, describe briefly the reasons for such suspension.

     Not applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any Federal or state governmental officer, agency or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc., and which denial was subsequently rescinded.

     (1) Name of officer, agency or body.

     (2) Date of denial.

     (3) Brief statement of reasons given for denial.

     Not applicable.

     (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any Federal or state governmental officer, agency or regulatory body.

     (1) Name of officer, agency or body.

     (2) Date of revocation.

     (3) Brief statement of reason given for revocation.

     Not applicable.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

     [American Express Financial Advisors] may be deemed to be the principal underwriter of the Policy and will perform all sales and administrative duties. American Enterprise Life will distribute the Policy through different broker-dealers and a sales force it shares with American Express Financial Advisors Inc. [American Express Financial Advisors] is itself a registered broker/dealer, and is a member of the National Association of Securities Dealers, Inc. (NASD). Members of the [American Enterprise Life sales force are trained and licensed to sell both the conventional insurance products of the Company, as well as its variable life insurance and annuity contracts.]

     (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

     Not applicable.

     (c) State the substance of any current agreement or arrangements of each principal underwriter with dealers, agents, salesmen, etc., with respect to commissions, and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

     Policy 1

     American  Enterprise  Life will pay a  commission  of up to ___  percent of
__________.

     [to be filed by amendment.]

Information Concerning Principal Underwriter

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

     See Item 25.

     (b)  State  whether  any  principal  underwriter   currently   distributing
     securities of the trust is a member of the National Association of Securities Dealers, Inc.

     American Express Financial Advisors, the principal underwriter, is a member of the NASD.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statement filed herewith.

     See Item 26(a).

     (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

     (1) The nature of such fee or participation.

     (2) The name of the person making payment.

     (3) The nature of the services rendered in consideration for such fee or participation.

     (4) The aggregate amount received during the last financial year covered by the financial statements filed herewith.

     See Item 26(b).

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

     See Item 27.

     (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

     Not applicable.

     (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith by such salesmen in such year.

     Not applicable.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

     Not Applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

     Not Applicable.

44. (a) Furnish information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

     Policy 1

     Policy value

     The value of the owner's policy is the sum of values in the fixed account and each subaccount of the variable account.

     Fixed account value

     The value in the fixed account on the policy date (when the policy is issued) equals:

         o the portion of the owner's initial net premium that the owner has allocated to the fixed account; minus
         o the portion of the monthly deduction for the first policy month that the owner has allocated to the fixed account.

     On any later date, the value in the fixed account equals:

         o   the value on the previous monthly date; plus
         o net premiums allocated to the fixed account since the last monthly date; plus
         o any transfers to the fixed account from the subaccounts, including loan transfers, since the last monthly date; plus
         o   accrued interest on all of the above; plus
         o   any policy value credit allocated to the fixed account; minus
         o any transfers from the fixed account to the subaccounts, including loan repayment transfers, since the last monthly date; minus
         o any partial surrenders or partial surrender fees allocated to the fixed account since the last monthly date; minus
         o interest on any transfers or partial surrenders, from the date of the transfer or surrender to the date of calculation; minus
         o any portion of the monthly deduction for the coming month that is allocated to the fixed account if the date of calculation is a monthly date.

     Subaccount values

     The value in each subaccount changes daily, depending on the investment performance of the funds in which that subaccount invests and on other factors detailed below. There is no guaranteed minimum subaccount value. The owner bears the entire investment risk.

     Calculation of subaccount value: The value of each subaccount on the policy date equals:

     o    the portion of your initial net premium  allocated to the  subaccount;
          minus

     o the portion of the monthly deduction for the first policy month that you have allocated to that subaccount.

     The value on each subaccount on each valuation date equals:

     o    the  value  of  the  subaccount  on  the  preceding   valuation  date,
          multiplied by the net investment factor for the current valuation period (explained below); plus

     o net premiums received and allocated to the subaccount during the current valuation period; plus o any transfers to the subaccount (from the fixed account or other subaccounts, including loan repayment transfers) during the period; plus

     o    any policy value credit allocated to the subaccount; minus

     o any transfers from the subaccount including loan transfers during the current valuation period; minus

     o any partial surrenders and partial surrender fees allocated to the subaccount during the period; minus

     o any portion of the monthly deduction allocated to the subaccount during the period.

     The net investment factor measures the investment performance of a subaccount from one valuation period to the next. Because performance may fluctuate, the value of a subaccount may increase or decrease from day to day.

     Accumulation units: American Enterprise Life converts the policy value allocated to each subaccount into accumulation units. Each time the owner directs a premium payment or transfer policy value into one of the subaccounts, a certain number of accumulation units are credited to the owner's policy for that subaccount. Conversely, each time the owner takes a partial surrender or transfer value out of a subaccount, American Enterprise Life subtracts a certain number of accumulation units.

     Accumulation units are the true measure of investment value in each subaccount. For subaccounts investing in the funds, they're related to, but not the same as, the net asset value of the corresponding funds. The dollar value of each accumulation unit can rise or fall daily, depending on the investment performance of the underlying funds, and on certain charges. Here's how unit values are calculated:

     Number of units: To calculate the number of units for a particular subaccount, American Enterprise Life divides your investment (net premium or transfer amount) by the current accumulation unit value.

     Accumulation unit value: The current accumulation unit value for each subaccount equals the last accumulation unit value times the current net investment factor.

     Net investment factor: Determined at the end of each valuation period, this factor equals
     (a divided by b) - c, where:

         (a) equals:

                  o  net asset value per share of the fund; plus

                  o  per-share   amount  of  any   dividend   or  capital   gain
                     distribution made by the relevant fund to the subaccount; plus

                  o any credit or minus any charge for reserves to cover any tax liability resulting from the investment operations of the subaccount.

         (b) equals:

                  o net asset value per share of the fund at the end of the preceding valuation period; plus

                  o any credit or minus any charge for reserves to cover any tax liability in the preceding valuation period.

         (c) is a percentage factor representing the mortality and expense risk charge.

     Factors that affect subaccount accumulation units:

     Accumulation units may change in two ways; in number and in value. Here are the factors that influence those changes:

     The number of accumulation units you own may fluctuate due to:

     o    additional purchase payments allocated to the subaccounts;
     o    transfers into or out of the subaccount(s);
     o    partial surrenders and partial surrender fees;
     o    surrender charges;
     o    monthly deductions; and/or
     o    policy value credits

     Accumulation unit values will fluctuate due to:

     o    changes in underlying funds net asset value;
     o    dividends distributed to the subaccount(s);
     o capital gains or losses of underlying funds; o fund operating expenses; and/or
     o    mortality and expense risk fees.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

     (a) by whose action redemption rights were suspended.

     (b) the number of days notice given to security holders prior to suspension of redemption rights.

     (c) reason for suspension.

     (d) period during which suspension was in effect.

     Not applicable.

Redemption Valuation of Securities of the Trust

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

          (1) The source of quotations used to determine the value of portfolio securities.

               Net asset values as provided by the Fund's Portfolios or as provided by the Evaluator.

          (2)  Whether opening, closing, bid, asked or any other price is used.

               Net asset value or unit value as of the end of the appropriate Valuation Period is used.

          (3)  Whether price is as of the day of sale or as of any other time.

               As of the end of the appropriate Valuation Period.

          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

               See Items 13(d), 17(a) and 18(c).

          (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

               None, other than as set forth in (4) above.

          (6)  Whether adjustments are made for fractions. Not applicable.

               (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

              Not Applicable.

               Purchase and Sale of Interests to Underlying Securities from and to Security Holders

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities and interests in the underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

     Policy 1

     The Subaccounts will maintain positions in the Fund(s) shares by purchasing Fund(s) shares at net asset value with premiums in accordance with instructions from the Owner in the application. The Subaccounts will redeem Fund(s) shares at net asset value for the purpose of meeting Policy obligations or making adjustments in reserves held in the Subaccounts. There is no procedure for the purchase of underlying securities or interest therein from the Owners who exercise surrender rights.

                                       V.

                 INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust.

     (a) Name and principal business address:

     Not applicable as American Enterprise Life will serve as custodian for the Variable Account.

     (b) Form of organization.

     Not applicable as American Enterprise Life will serve as custodian for the Variable Account.

     (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

     Not applicable as American Enterprise Life will serve as custodian for the Variable Account.

     (d) Name of governmental supervising or examining authority.

     Not applicable as American Enterprise Life will serve as custodian for the Variable Account.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amounts.

     See Item 48.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

     Not applicable.

                                       VI.

            INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Furnish the following information with respect to the insurance of holders of securities:

     (a) The name and address of the insurance company.

     All insurance elements of the Policy are provided by American Enterprise Life.

     (b) The types of policies and whether individual or group policies.

     Policy 1

     The Policy is a flexible premium variable life insurance policy and is issued on an individual basis.

     (c) The types of risks insured and excluded.

     Under the Policies the Company assumes the risk that insureds covered by the Policies may die before anticipated and that the charge for this mortality risk may prove insufficient. The Company assumes an expense risk that deductions for expenses may not be adequate. Under Policy 1, the company assumes the risks under the no lapse guarantee if the minimum monthly premiums are timely paid.

     (d) The coverage of the policies.

     See Paragraph (c) of this Item.

     (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

     The  recipient of the benefits of the insurance  undertakings  described in
     Item 51(c) is either the designated primary beneficiary, any contingent beneficiaries, or the estate of the insured as stated in the application for the Policy. There is no limitation on the use of the proceeds.

     (f) The terms and manner of cancellation and of reinstatement.

     The insurance undertakings described in Item 51(c) are integral parts of the Policy and may not be canceled while the Policy remains in effect. See
     Item 10(d) with respect to lapse of the Policy.

     (g) The method of determining the amount of premiums to be paid by holders of securities.

     Policy 1

     Payment of premiums:
     In applying for the policy, the owner decides how much he/she intends to pay and how often the owner will make payments. During the first several policy years until the policy value is sufficient to cover the surrender charge, American Enterprise Life requires that premiums sufficient to keep the no lapse guarantee in effect be paid to keep the policy in force.

     The owner may schedule payments annually, semiannually or quarterly. (Payment at any other interval must be approved by American Enterprise Life.) American Enterprise Life shows this premium schedule in the policy.

     The scheduled premium serves only as an indication of the owner's intent as to the frequency and amount of future premium payments. The owner may skip scheduled premium payments at any time if the cash surrender value is sufficient to pay the monthly deduction or if the owner has paid sufficient premiums to keep the no lapse guarantee in effect.

     The owner may also change the amount and frequency of scheduled premium payments by written request. American Enterprise Life reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

     Although the owner has have flexibility in paying premiums, the amount and frequency of the payments will affect the policy value, cash surrender value and length of time the policy will remain in force, as well as affect whether the no lapse guarantee remains in effect.

     Keeping the policy in force

     No lapse guarantee

     The NLG provides that the policy will remain in force for 5 policy years even if the cash surrender value is insufficient to pay the monthly deduction. The NLG will stay in effect as long as:

     o    the sum of premiums paid; minus
     o    partial surrenders; minus
     o    outstanding indebtedness; equals or exceeds
     o    the minimum monthly premiums due since the policy date

     The minimum monthly premium is shown in the policy.

     If, on a monthly date, the owner has not paid enough premiums to keep the no lapse guarantee in effect, the no lapse guarantee will terminate. In addition, the policy will lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction.

     Grace period

     If on a monthly date the cash surrender value of the policy is less than the amount needed to pay the next monthly deduction and the NLG is not in effect the owner will have 61 days to pay the required premium amount. If the owner does not pay required premium, the policy will lapse.

     American Enterprise Life will mail a notice to the owner's last known address, requesting payment of a premium needed to keep the policy in force. If American Enterprise Life receives this premium before the end of the 61-day grace period, American Enterprise Life will use the payment to cover all monthly deductions and any other charges then due. American Enterprise Life will add any balance to the policy value and allocate in the same manner as other premium payments.

     If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. If the insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit.

     (h) The amount of aggregate premiums paid to the insurance company during the fiscal year.

     Not applicable.

     (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amount involved, and the nature of the services rendered therefor.

     No person other than American Enterprise Life receives any part of the premiums or the amounts deducted for the mortality and expense risk charge or other applicable charges. American Enterprise Life may, from time to time, enter into reinsurance treaties with other insurers whereby these insurers may agree to reimburse American Enterprise Life for mortality expenses. However, any such arrangements do not affect the Policy.

     (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

     Not applicable.

                                      VII.

                              POLICY OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from the assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

          American Enterprise Life may change the funds from which the subaccounts buy shares if: the existing funds become unavailable; or in the judgment of American Enterprise Life, the funds are no longer suitable for the subaccounts. If these situations occur, we have the right to substitute the funds held in the subaccounts for other registered, open-end management investment companies as long as we believe it would be in the best interest of persons having voting rights under the policies.

          In the event of any such substitution or change, American Enterprise Life may, without the consent or approval of owners, amend the policy and take whatever action is necessary and appropriate. However,
          American Enterprise Life will not make any substitution or change without any necessary approval of the SEC or state insurance departments. American Enterprise Life will notify owners within five days of any substitution or change.

     (b) Furnish Information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

     Not applicable.

     (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

     (1) the grounds for elimination and substitution;

     (2) the type of securities which may be substituted for any underlying security;

     (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

     (4) whether such substituted securities may be the securities of any other investment company; and

     (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

     See Item 52(a).

     (d) Furnish a description of any policy (exclusive of policies covered by Paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

     None.

Regulated Investment Company

53. (a)State the taxable status of the trust.

     The Policies are designed for use by individuals in meeting their insurance and financial security needs. The ultimate effect of the Federal income taxes on the Policy Value, on benefit payments and on the economic benefit to the Policy Owner or Beneficiary depends on both American Enterprise Life's tax status and upon the tax status of the individual concerned.

     American Enterprise Life is taxed as a life insurance company under the Code. Since the variable Account is not a separate entity from American Enterprise Life for tax purposes, and its operations form a part of American Enterprise Life, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code.

     (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualification during the current taxable year.

     Not applicable.

                                      VIII.

                      FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

     Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

Policy 1

Policy illustrations

The following tables illustrate how policy values, cash surrender values and death benefits may change with the investment experience of the subaccount. The tables show how these amounts might vary, for a 35-year-old male nonsmoker, under Death Benefit Option 1, if:

     o    the annual rate of return of the fund is 0%, 6% or 12%.
     o the cost of insurance rates and policy fees are current rates or guaranteed rates and fees.

This type of illustration involves a number of detailed assumptions. To the extent that the owner's own circumstances differ from those assumed in the illustrations, the owner's expected results also would differ.

Upon request, American Enterprise Life will furnish the owner with comparable tables illustrating death benefits, policy values and cash surrender values based on the actual age of the person the owner proposes to insure and on an initial specified amount and premium payment schedule. In addition, after the owner has purchased a policy, the owner may request illustrations based on policy values at the time of request.

Understanding the illustrations:
Rates of return: assumes uniform, gross, after-tax, annual rates of 0%, 6% or 12% for the fund. Results would differ depending on allocations among the subaccounts, if returns averaged 0%, 6% and 12% for the fund as a whole but differed across portfolios.

Insured: assumes a male insurance age 35, in a standard risk classification, qualifying for the nonsmoker rate. Results would be lower if the insured were in a substandard risk classification or did not qualify for the non-smoker rate.

Premiums: assumes a $900 premium is paid in full at the beginning of each policy year. Results would differ if premiums were paid on a different schedule.

Policy loans and partial withdrawals: assumes that none have been made. (Since American Enterprise Life assumes indebtedness is zero, the cash surrender value in all cases equals the policy value minus the surrender charge.)

Effect of expenses, charges and credits:

The death benefit, policy value and cash surrender value reflect the following charges:

o    Premium expense charge: 3% of each premium payment.
o Cost of insurance charge for the sex, age and rate classification for the assumed insured.
o    Administrative charge: $7 per month.
o Policy value credit: 0.45% for years 11+ on the end of the year asset value.
o The expenses paid by the fund and charges made against the subaccount as described below:

The net investment return of the subaccounts shown in the tables is lower than the gross, after-tax return of the fund because American Enterprise Life deducted the expenses paid by the fund and charges made against the subaccounts have been deducted.

These include:

o the daily investment management fee paid by the fund, assumed to be equivalent to an annual rate of ___% of the fund's average daily net assets; the assumed investment management fee is approximately equal to a simple average of the investment management fees of the funds available under the policy. The actual charges you incur will depend on how you choose to allocate policy value.

o the daily mortality and expense risk charge, equivalent to 0.9% of the average daily net asset value of the subaccounts annually.

o a nonadvisory expense charge, assumed to be 0.1% of each fund's average daily net assets for direct expenses incurred by the fund; currently, this is the maximum direct expenses the funds will incur after American Enterprise Life limits the direct expenses of some funds. The actual charges the owner incurs will depend on how the owner chooses to allocate the policy.

After deduction of the expenses and charges described above, the illustrated gross annual investment rates of return correspond to the following approximate net annual rates of return:

                             Net annual rate of
Gross annual rate of return  return for "Guaranteed
                             costs assured"
                             illustration

0%                           ____%
6                            ____
12                           ____

Taxes: Results shown in the tables reflect the fact that American Enterprise Life does not currently charge the subaccounts for federal income tax. If we take such a charge in the future, the portfolios will have to earn more than they do now in order to produce the death benefits and policy values illustrated.


Illustration
--------------------------------------------------------------------------------------------------------------------------------
Initial specified amount $100,000               Male age 35                                  Current costs assumed
Death benefit Option 1                          nonsmoker                                    Annual premium $900
--------------------------------------------------------------------------------------------------------------------------------
          Premium         Death benefit (1)(2)               Policy value(1)(2)              Cash surrender value (1)(2)
          accumulated     assuming hypothetical gross        assuming hypothetical gross     assuming hypothetical gross
End of    with annual     annual investment return of        annual investment return of     annual investment return of
policy    interest
year      at 5%           0%         6%         12%          0%          6%         12%      0%         6%       12%
--------------------------------------------------------------------------------------------------------------------------------
1                         $100,000   $100,000   $100,000
2                         $100,000   $100,000   $100,000
3                         $100,000   $100,000   $100,000
4                         $100,000   $100,000   $100,000
5                         $100,000   $100,000   $100,000

6                         $100,000   $100,000   $100,000
7                         $100,000   $100,000   $100,000
8                         $100,000   $100,000   $100,000
9                         $100,000   $100,000   $100,000
10                        $100,000   $100,000   $100,000

11                        $100,000   $100,000   $100,000
12                        $100,000   $100,000   $100,000
13                        $100,000   $100,000   $100,000
14                        $100,000   $100,000   $100,000
15                        $100,000   $100,000   $100,000

16                        $100,000   $100,000   $100,000
17                        $100,000   $100,000   $100,000
18                        $100,000   $100,000   $100,000
19                        $100,000   $100,000   $100,000
20                        $100,000   $100,000   $100,000

age 60                    $100,000   $100,000   $100,000
age 65                    $100,000   $100,000

(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and the owner should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. American
Enterprise Life cannot represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.




Illustration
--------------------------------------------------------------------------------------------------------------------------------
Initial specified amount $100,000               Male age 35                                  Guranteed costs assumed
Death benefit Option 1                          nonsmoker                                    Annual premium $900
--------------------------------------------------------------------------------------------------------------------------------
          Premium         Death benefit (1)(2)               Policy value(1)(2)              Cash surrender value (1)(2)
          accumulated     assuming hypothetical gross        assuming hypothetical gross     assuming hypothetical gross
End of    with annual     annual investment return of        annual investment return of     annual investment return of
policy    interest
year      at 5%           0%         6%         12%          0%          6%         12%      0%         6%       12%
--------------------------------------------------------------------------------------------------------------------------------

1                         $100,000   $100,000   $100,000
2                         $100,000   $100,000   $100,000
3                         $100,000   $100,000   $100,000
4                         $100,000   $100,000   $100,000
5                         $100,000   $100,000   $100,000

6                         $100,000   $100,000   $100,000
7                         $100,000   $100,000   $100,000
8                         $100,000   $100,000   $100,000
9                         $100,000   $100,000   $100,000
10                        $100,000   $100,000   $100,000

11                        $100,000   $100,000   $100,000
12                        $100,000   $100,000   $100,000
13                        $100,000   $100,000   $100,000
14                        $100,000   $100,000   $100,000
15                        $100,000   $100,000   $100,000

16                        $100,000   $100,000   $100,000
17                        $100,000   $100,000   $100,000
18                        $100,000   $100,000   $100,000
19                        $100,000   $100,000   $100,000
20                        $100,000   $100,000   $100,000

age 60                    $100,000   $100,000   $100,000
age 65                    $100,000   $100,000

(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and the owner should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. American
Enterprise Life cannot represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type of each installment payment type of periodic payment plan certificate currently being issued by the trust.

    Not applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

    Not applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment type of periodic payment plan certificate outstanding as of the latest practicable date.

    Not applicable.

59. Financial Statements:

    Financial Statements of the Accounts

[to be filed by amendment]

    Financial Statements of the Depositor

[to be filed by amendment]

A. (1) Resolution of Board of Directors of American Enterprise Life authorizing the Trust to be filed by amendment.
     (2) Not applicable.
     (3) (a)  Not applicable.
         (b)  Form of Sales Representative agreements to be filed by amendment.
     (1)
     (2)
     (3)
         (c) Schedules of Sales  Commissions  to be filed by amendment.
     (4) Not applicable.
     (5) (a) Flexible Premium Variable Life Insurance Policy (SIG-VUL) to be filed by amendment.
     (6) (a) Certificate of Incorporation of American Enterprise Life to be filed by amendment.
         (b) Amended Bylaws of American Enterprise Life to be filed by amendment.
     (7) Not applicable.
     (8) (a) Form of Investment Management and Services Agreement between American Enterprise Life and IDS Life Series Fund, Inc. to be filed by amendment.
         (b) Form of Investment Advisory Agreement between American Enterprise Life and American Express Financial Advisors Inc. relating to the Variable Account to be filed by amendment.
         (c) Addendum to Investment Management and Services Agreement to be filed by amendment.
         (d) Addendum to Investment Advisory Agreement to be filed by amendment.
         (e)  Participation agreements to be filed by amendment.
     (9) None.
     (10)(a) Application form for the Flexible Premium Variable Life Insurance Policy (SIG-VUL) to be filed by amendment.
     (11)Memorandum on Transfer and Redemption Procedures, and Method of Computing Adjustments on Conversions to be filed by amendment.
     (12)(a) Power of attorney dated July 28, 1999 is filed electronically herewith.
B.   (1) Not applicable.
     (2) Not applicable.
C.   Not applicable.

Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the Registrant has cause this Amendment No. 1 to the Registration Statement to be duly signed on behalf of the Registrant in Minneapolis, Minnesota on July 30, 1999.

American Enterprise Variable Life Account

BY American Enterprise Life Insurance Company
(Depositor)


By /s/   Richard W. Kling*
         Richard W. Kling
         Director and Chairman of the Board
         American Enterprise Life Insurance Company



By      /s/ Mary Ellyn Minenko
         Mary Ellyn Minenko
         Assistant Secretary
         American Enterprise Life Insurance Company



Attest: /s/ William A. Stoltzmann
         William A. Stoltzmann
         Director, Vice President, General Counsel and Secretary
         American Enterprise Life Insurance Company

*    Signed   pursuant  to  Power  of   Attorney   dated  July  29,  1999  filed
     electronically herewith as an exhibit.